Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-170007

5,447,368 Ordinary Shares

On November 2, 2010, SodaStream International Ltd. (the “Company”) priced the initial public offering of its ordinary shares. This free writing prospectus contains information regarding the pricing and also reflects updated information contained in Amendment No. 2 to the Company’s Registration Statement on Form F-1 (Commission File No. 333-170007) filed with the U.S. Securities and Exchange Commission on November 2, 2010 (“Amendment No. 2”). The preliminary prospectus contained in Amendment No. 2 (the “Updated Preliminary Prospectus”) primarily effected the following changes to the prospectus dated October 19, 2010 (the “Previous Preliminary Prospectus”):

•    increased by 15% the number of ordinary shares being offered by the Company, and

•   allocated all of the overallotment option to shares held by certain selling shareholders of the   Company.

This free writing prospectus relates only to the securities described in, and should be read together with, the Updated Preliminary Prospectus.

Issuer
SodaStream International Ltd.
Symbol / Exchange
SODA / Nasdaq Global Select Market
Size
$108.9 million
Shares offered by us
5,447,368 shares
Ordinary shares to be outstanding after this offering
18,383,991 shares
Over-allotment shares offered by certain selling shareholders
817,105 shares
Price to public
$20.00 per share
Expected closing date
November 8, 2010
Net proceeds to us after deducting underwriting discounts and estimated offering expenses
We estimate that we will receive net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, of $98.9 million from the sale by us of ordinary shares in this offering.
Pro forma as adjusted balance sheet data
As of June 30, 2010, on a pro forma as adjusted basis, cash and cash equivalents would have been €27.7 million ($37.7 million), working capital would have been €13.6 million ($18.5 million), total assets would have been €148.3 million ($201.7 million), total liabilities would have been €46.4 million ($63.2 million) and total equity would have been €101.9 million ($138.5 million).

Pro forma as adjusted capitalization
As of June 30, 2010, on a pro forma as adjusted basis, share premium would have been €93.1 million, and total stockholders’ equity and total capitalization would each have been €101.9 million.
Dilution
As of June 30, 2010, pro forma as adjusted net tangible book value would have been €89.1 million, or approximately €4.85 ($6.59) per share. This represents an immediate increase in pro forma net tangible book value of approximately €3.58 ($4.87) per share to our existing shareholders and an immediate dilution of approximately €9.86 ($13.41) per share in pro forma net tangible book value per share to new investors in this offering. Investors purchasing ordinary shares in this offering will have purchased 29.6% of the outstanding ordinary shares immediately following the completion of this offering and will have contributed 79.0% of the total consideration paid by our shareholders to date.
Underwriters
J.P. Morgan Securities LLC Deutsche Bank Securities Inc. William Blair & Company, LLC Oppenheimer & Co. Stifel Nicolaus & Company, Incorporated Roth Capital Partners, LLC

Consistent with the Previous Preliminary Prospectus, U.S. Dollar translations of Euro amounts presented in the Updated Preliminary Prospectus and this free writing prospectus are translated at the rate of €1.00 = $1.3601, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on September 30, 2010.

Principal Shareholders

The Company updated the principal and selling shareholders table in the Updated Preliminary Prospectus to reflect the additional shares being offered by the Company and the possible sale of shares by certain selling shareholders pursuant to the overallotment option granted to the underwriters by such selling shareholders.

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
	Number	Percentage	Number	Percentage
Principal shareholders
Fortissimo Capital Fund GP, L.P.	5,597,467	56.7%	5,597,467	30.4%
Real Property Investment Limited	3,312,555	44.8%	3,312,555	18.0%
Kendray Properties Ltd.	2,035,351	26.9%	2,035,351	11.1%
Clemente Corsini	931,969	14.2%	931,969	5.1%
Keswick Properties Ltd.	508,838	7.7%	508,838	2.8%
Executive officers, directors and director nominees
Yuval Cohen	5,597,467	56.7%	5,597,467	30.4%
Shmoulik Barashi	5,597,467	56.7%	5,597,467	30.4%
Eli Blatt	5,597,467	56.7%	5,597,467	30.4%
Marc Lesnick	5,597,467	56.7%	5,597,467	30.4%
Maurice Benady	2,544,189	32.2%	2,544,189	13.8%
David Morris	—	—	—	—
Eytan Glazer	—	—	—	—
Lauri A. Hanover	—	—	—	—
Daniel Birnbaum	623,912	9.1%	623,912	3.3%
Daniel Erdreich	*	*	*	*
Yonah Lloyd	*	*	*	*
Asaf Snear	*	*	*	*
Tali Haim	*	*	*	*
Yossi Azarzar	*	*	*	*
Eyal Shohat	*	*	*	*
Rachelle Ostro	*	*	*	*
All executive officers, directors and director nominees as a group (16 persons)	8,914,348	72.6%	8,914,348	46.5%

* Less than 1%.

If the underwriters’ over-allotment option is exercised in full, the amount of ordinary shares sold pursuant thereto would be allocated among the selling shareholders as follows:

Selling Shareholders	Shares Subject to the Over-Allotment Option
Fortissimo Capital Fund GP, L.P.	438,016
Real Property Investment Limited.	180,000
Kendray Properties Ltd.	159,271
Keswick Properties Ltd.	39,818
Total	817,105

* * *

This communication shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (866)-803-9240 or Deutsche Bank Securities Inc. at (800) 503-4611. You may also access the issuer’s most recent preliminary prospectus dated November 2, 2010 included in Amendment No. 2 to the registration statement on Form F-1 through the following link: http://www.sec.gov/Archives/edgar/data/1502916/000114420410057018/v200711_jp-f1a.htm.

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